Exhibit 99.1

Silvercorp Reports on El Domo Project Development Progress and Awarding the First Construction Contract

Trading Symbols:                 SVM (TSX/NYSE American)
                                               SRL (TSXV), SRLZF (OTCQB)

VANCOUVER, BC, Jan. 7, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM), its Ecuadorian subsidiary Curimining S.A. ("Curimining"), and Salazar Resources Limited ("Salazar", together with Silvercorp and Curimining, the "Companies"), are pleased to provide a progress report on the El Domo Project (the "Project"). The Companies are still targeting to bring the Project into production in the second half of 2026 and have recently awarded the earthworks contract to a large international mining contractor with over 10 years of experience working in Ecuador (see below).

Progress Report

Since Silvercorp completed its acquisition of Adventus Mining Corporation ("Adventus") by way of a plan of arrangement on July 31, 2024, the Companies have made substantial progress in advancing the Project, highlights include:

a.	Streamlined the Ecuadorian Operations: Optimized the organization chart by moving the management team and personnel to the El Domo and Condor project sites from the Quito office, and by initiating the winding down or transfer of most of the non-core regional projects.
b.	Continued Community Engagement: Maintained open lines of communication with local communities and government representatives, keeping them informed of changes in the Project ownership and leadership, as well as on construction plans.
c.	Advanced Detailed Engineering:
	a)	Reviewed the previous technical work, including interviewing all consulting firms to confirm all previous studies and detailed engineering designs for optimization;
	b)	Optimized design with Klohn Crippen Berger (KCB) for the Tailing Storage Facilities (TSF), starter dam and impound area, Saprolite Waste Dump (SWD), and non-contact water channels;
	c)	Selected a new site for the process plant so that its preparation will provide the required non-acid generating rocks for the construction of the starter dam of the TSF, while minimizing trucking distances;
	d)	Optimized open pit mine design for mining, stripping, and scheduling, and coordinated the mining schedule with ongoing tailings dam raises using stripped waste rock;
	e)	Commenced metallurgical test work on selective flotation – potentially leading to higher recoveries and improved payabilities (see Silvercorp's August 21, 2024 press release); and
	f)	Started Detailed Engineering Design (EP) for the process plant, including engaging a consulting engineer, equipment selection, purchasing and detailed engineering drawings.
d.	Advanced Project Infrastructure:
	a)	Optimized designs for a new public bypass road and internal operational haul roads;
	b)	Executed a powerline contract with the Ecuadorian state-owned power company (CNEL EP). The construction contractor will be selected once the updated engineering design is completed; and
	c)	Commenced permitting for standby diesel power generation for the dry season, as climate change has impacted the power supply situation in Ecuador.
e.	Produced Project Materials Balance: including total cubic metres of cutting, filling, cement, and amount of high-density polyethylene material, and bill of quantities for the major construction projects of the mine and process plant, which are divided into three bidding packages:
	a)	Bid Package 1: Construction of temporary camp, TSF to starter dam phase, SWD, non-contact water channels, internal haul roads, and preparation of the process plant site and permanent camp site;
	b)	Bid Package 2: Mining, stripping and ongoing tailings dam raises using stripped waste rocks; and
	c)	Bid Package 3: Construction of the process plant, tailings discharge and back water systems, water treatment plants, permanent camp, and other site infrastructure.
f.

Adopted "Unit Cost" Criteria (as compared to "Open Book") for potential contractors to bid on the three construction packages outlined above. For example, "Unit Cost" for blasting or cutting one cubic metre of rock or saprolite, then loaded and trucked to, within two kilometres, shall include all personnel and management cost, plus any profit contractor intends to have for the work. Monthly total payments will be based on measured cubic metres of cutting.

Award of Commercial Contract for Bid Package 1

The Companies invited three mining contractors with operations at Ecuadorian mining or construction sites, and the forth contractor which Curimining had engaged previously, and the Companies received a total of four bids based on the "Unit Cost" criteria.

After interviews, visiting their current operating sites in Ecuador, and considering the total bid price, the Companies have awarded Bid Package 1 to CRCC 14 Bureau Group CO., Ltd., a company with a regional headquarters in Quito and over ten years operating experience in Ecuador building infrastructure in open pit mines and in the heavy civil construction sectors.

The Companies plan to award Bid Packages 2 and 3 in Q1 2025 to ensure the project stays on schedule to start production in the second half of 2026.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) a long-term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

About the El Domo Project

El-Domo is a high-grade copper-gold project located in Central Ecuador, approximately 150 km northeast of the major port city of Guayaquil – about a 3-hour drive. The project concessions span low-lying hills and plains between 300 to 900 masl. El Domo is a flat-lying tabular shaped VMS deposit, with mineralization beginning at 30 metres from surface and dimensions of approximately 800 x 400 metres. Three well-maintained gravel roads provide direct site access to El Domo.

For further information:

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things the discussions regarding strategies for the development of El Domo; the potential for higher recoveries and improved payabilities based on metallurgical test work on selective flotation; the obtaining of approvals and permits for the Project and the timing thereof; timing of the awarding of Bid Packages 2 and 3; the start of construction and production at the Project and the timing thereof. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to the exploration, development, production, recoveries and other anticipated or possible future developments at the Project, including, without limitation, that exploration, development and production activities will not occur or be as anticipated; failure to obtain key permits and approvals and to start construction; the outcome of the an Extraordinary Protection Action (the "EPA") filed with the Constitutional Court of Ecuador by a group of plaintiffs concerning the environmental consultation process for the Project; and general economic, business and political conditions. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including the EPA, impacts of the EPA or subsequent litigation on the Project; outcome of other future litigation or regulatory actions; regulatory environment and political climate in Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; risks and hazards of mining operations; and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-reports-on-el-domo-project-development-progress-and-awarding-the-first-construction-contract-302344025.html

SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2025/07/c9735.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 08:00e 07-JAN-25